UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                to                               .
Commission file number: 1-4364
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
Ryder System, Inc.
11690 NW 105 Street
Miami, Florida 33178

REQUIRED INFORMATION

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
The Participants and Administrator
Ryder System, Inc. 401(k) Savings Plan:
In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Ryder System, Inc. 401(k) Savings Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Miami, Florida
May 26, 2009

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31
	2008	2007
Assets
Investments (at fair value)
Short-term money market instruments	$17,803,660	$6,592,811
Investment contracts	171,597,605	158,294,730
Wrap contracts	191,423	—
Mutual funds	256,159,589	528,376,290
Common collective trusts	61,415,407	—
Ryder System, Inc. common stock fund	60,750,136	76,596,530
Participant loans receivable	28,908,056	27,890,555

Total investments	596,825,876	797,750,916
Receivables:
Employer contributions	3,388,027	1,545,851
Participant contributions	442,550	1,373,127
Operating receivable	129,207	—

Total receivables	3,959,784	2,918,978

Total assets	600,785,660	800,669,894

Liabilities
Operating payable	75,366	201,899

Total liabilities	75,366	201,899

Net assets available for plan benefits (at fair value)	$600,710,294	$800,467,995

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	883,496	(1,506,373)

Net assets available for plan benefits (at contract value)	$601,593,790	$798,961,622

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years ended December 31
	2008	2007
Additions to net assets attributed to:
Investment (loss)/income:
Net (depreciation)/appreciation in value of investments	$(209,183,300)	$27,005,712
Dividends	8,509,586	27,163,902
Interest	9,860,009	9,429,578

Net investment (loss)/income	(190,813,705)	63,599,192

Contributions:
Employer	26,451,777	7,481,163
Participants	42,129,664	42,140,154

Total contributions	68,581,441	49,621,317

Transfer to Plan	1,455,577	—

Deductions from net assets attributed to:
Benefits paid to plan participants	75,903,935	83,616,174
Administrative expenses	687,210	583,476

Total deductions	76,591,145	84,199,650

Net (decrease)/increase	(197,367,832)	29,020,859

Net assets available for plan benefits:
Beginning of year	798,961,622	769,940,763

End of year	$601,593,790	$798,961,622

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of Plan
The following description of the Ryder System, Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.
General
The Plan, established January 1, 1993, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant’s rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.
The Plan Administrator is Ryder System, Inc.’s Vice President of Compensation and Benefits. The Plan’s trustee and recordkeeper are Fidelity Management Trust Co. and Fidelity Investments Institutional Operations Company, respectively.
Eligibility
Participation in the Plan is voluntary. In general, any salaried or non-salaried employee of Ryder System, Inc. (the Company) and participating affiliates, as well as field hourly employees of Ryder Integrated Logistics, Inc., are immediately eligible to participate in the Plan. However, an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan. In addition, employees eligible to participate under another Company sponsored qualified savings plan, will be excluded from participation in the Plan.
Contributions
Participant Contributions.
Participants may elect to contribute pre-tax dollars to the Plan by having their compensation reduced by a maximum of the lesser of a) 50% of compensation, depending on an individual’s annual salary level, b) IRS limit of $15,500 for both 2008 and 2007 or c) such other amount as shall be determined by the Company’s Retirement Committee from time to time. Additionally, participants may elect to make after-tax contributions to the Plan. Beginning in 2009, compensation shall exclude any amounts contributed into the Company’s Deferred Compensation Plan.
Participants who reach age 50 during the calendar year may be eligible to make catch-up contributions up to $5,000 in addition to the IRS limit of $15,500 for the both the years ended December 31, 2008 and December 31, 2007. Participants can also elect a direct rollover of an existing balance from a tax-qualified retirement or savings plan into the Plan. Participants may elect to contribute to any of twenty-three investment options and may transfer among investment options on a daily basis.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Effective September 30, 2008, the Plan replaced five of its investment options, the Fidelity Freedom Funds, with eleven lifecycle investment options, the Pyramis Index Lifecycle Funds. Balances in the Fidelity Freedom Funds were transitioned to the age appropriate Pyramis Index Lifecycle Fund. The Plan also added the Spartan International Index Fund as an investment option in 2008.
Employer Contributions.
If a participant meets certain requirements related to employment date, age, and service hours, the Company may contribute to the participant’s account. Company contributions are invested in the investment options in the same allocation percentages as each participant’s deferred contributions.
The Company may make a discretionary contribution for salaried and non-salaried employees, other than field hourly employees of Ryder Integrated Logistics, Inc., a wholly-owned subsidiary of the Company. This discretionary contribution is based on the Company’s attainment of specified performance goals. Company contributions will be for the benefit of those participants who meet eligibility requirements as defined by the Company’s Retirement Committee. For field hourly employees of Ryder Integrated Logistics who meet certain requirements related to employment date, age, and service hours, the Company will make a basic contribution of $400 prorated on an annual basis, whether or not the employee contributes to the Plan. If the employee contributes to the Plan, in addition to the basic contribution, the Company will match the first $300 at 100% and match the next $800 at 50%.
Effective January 1, 2007, the Company amended the Plan. As a result of the amendment, new hires and rehires who would have been eligible to participate in the Company’s retirement (pension) plan will be eligible for an enhanced benefit under the Plan. Beginning January 1, 2008, employees that did not meet grandfathering criteria for continued participation in the Company’s retirement (pension) plan are also eligible for the enhanced benefit. The enhanced benefit under the Plan provides for: (a) Company contributions equal to 3% of eligible pay, even if employees do not make contributions to the Plan and (b) a 50% Company match of participant contributions of up to 5% of eligible pay, subject to IRS limits upon meeting eligibility requirements. Beginning in 2009, eligible pay shall exclude any amounts contributed into the Company’s Deferred Compensation Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and with allocations of (a) the Company’s contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Expenses are generally allocated evenly across all eligible accounts. Earnings are currently allocated on a daily basis. The benefit for a participant is the benefit that can be provided from the participant’s vested account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. In 2008 and 2007, employer contributions were reduced by $939,789 and $368,150 respectively, from forfeited nonvested accounts. At December 31, 2008 and 2007, forfeited nonvested accounts available to reduce future employer contributions totaled $7,957 and $7,583, respectively.
Vesting
Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. Participants will also become fully vested in Company contributions and the earnings attributable to such contributions when they reach age 65, become permanently disabled or upon death while employed by Ryder. Ryder Integrated Logistics field hourly employees’ basic company contributions and the match on the first $300 of participant contributions are immediately fully vested.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and accrue interest at a rate, which is comparable to those of most major lending institutions. Interest rates vary depending on the current prime interest rate. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan’s investment funds based on the participant’s investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.
Benefits Paid
On termination of service, if a participant’s account balance is greater than $1,000, a participant’s account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant’s consent. Terminated participants whose account balance is less than $1,000 receive automatic distributions. As of December 31, 2008 and 2007, amounts allocated to accounts of terminated persons who have not yet been paid their automatic distributions totaled $0 and $59,799, respectively. Participants may request a withdrawal of all or a portion of their elective contribution account balance if they can demonstrate financial hardship. The Plan Administrator approves the request, and the amount withdrawn cannot be subsequently repaid to the Plan. Such amounts will be considered distributions to the participant for income tax purposes.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
As described in the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Investment Valuation and Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits the net (depreciation) appreciation in the fair value of its investments which consists of the related (losses) gains and the unrealized (depreciation) appreciation on those investments. Dividends on Ryder System, Inc. common stock and mutual funds are recorded on the record date. Interest income is recorded on the accrual basis.
Payment of Benefits
Benefits are recorded when paid.
3. Fair Value Measurements
Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards Board (SFAS) No. 157, “Fair Value Measurements” for all financial assets and liabilities disclosed at fair value in the financial statements on a recurring basis. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1
Quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs for the asset or liability. These inputs reflect our own assumption about the assumptions a market participant would use in pricing the asset or liability.
The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value, on a recurring basis, as of December 31, 2008:

	Fair Value Measurements
	At December 31, 2008
Description	Level 1	Level 2	Level 3	Total

Short-term money market	$17,803,660	—	—	$17,803,660
Investment contracts	—	170,741,347	856,258	171,597,605
Wrap contracts	—	—	191,423	191,423
Mutual funds	256,159,589	—	—	256,159,589
Common collective trusts	—	61,415,407	—	61,415,407
Ryder System, Inc common stock fund	60,750,136	—	—	60,750,136
Participant loans receivable	—	—	28,908,056	28,908,056

Total investments-fair value	$334,713,385	232,156,754	29,955,737	$596,825,876

	Level 3 Asset Gains and Losses
	Year ended December 31, 2008
			Participant
	Investment	Wrap	loans
	contracts	contracts	receivable	Total

Balance, beginning of year	$26,935	—	27,890,555	$27,917,490

Realized losses	(7,560)	—	—	(7,560)

Unrealized (losses)/gains relating to instruments still held at the reporting date	(98,234)	191,423	—	93,189

Purchases, sales, issuances and settlements (net)	(57,318)	—	1,017,501	960,183

Transfers into level 3	992,435	—	—	992,435

Balance, end of year	$856,258	191,423	28,908,056	$29,955,737

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.
Short-term money market instruments: are stated at cost, which approximates fair value.
Synthetic guaranteed investment contracts (“GICs”): are stated at fair value. The fair value of GICs is calculated based on the market values of the underlying securities. A synthetic GIC is comprised of two components, an underlying asset and a “wrapper” contract. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal due to a participant’s retirement, disability or death, or participant-directed transfers, in accordance with the terms of the Plan.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Ryder System, Inc. common stock fund (RCS Fund): the RCS Fund invests primarily in Ryder System, Inc. common stock, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol (R) and is valued at its quoted market price at the daily close of the NYSE. A small portion of RCS Fund is invested in short-term money market instruments. The money market portion of RCS Fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices.
Mutual funds: valued at quoted market prices, which represent the net asset value of the securities held in such funds.
Common collective trusts: valued at the asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value.
Participant loans receivable: stated at the outstanding principal balance plus accrued interest, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
4. Investments
The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan’s net assets at December 31, 2008 and 2007:

	2008	2007
Ryder System, Inc. common stock fund	$60,750,136	$76,596,530
Fidelity Equity Income Fund	36,377,199	70,607,618
Fidelity Contrafund	57,895,735	101,615,563
Fidelity Diversified International Fund	40,309,250	86,939,304
Fidelity Growth Company Fund	67,561,336	122,877,545
During the years ended December 31, 2008 and 2007, the Plan’s investments (including (losses) gains on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2008	2007
Mutual funds	$(188,700,247)	$31,993,477
Common collective trusts	(10,123,658)	—
Ryder System, Inc. common stock fund	(10,359,395)	(4,987,765)

	$(209,183,300)	$27,005,712

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
5. Investment Contracts with Insurance Companies
The Managed Interest Income Fund, one of the Plan’s investment options, may be invested in short-term money market instruments through the Fidelity Short-Term Interest Fund and in fully benefit-responsive synthetic guaranteed investment contracts with various insurance companies, banks, and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for the benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.
There are no reserves against contract value for credit risk of a contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) any substantive modification to the Plan or administration of the Plan that is not consented to by the contract issuer (including complete or partial plan termination or merger with another plan), (2) establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) plan sponsor events, such as divestitures, spin-offs or early retirement programs that cause a significant withdrawal from the Plan, (4) transfer of assets from the fund directly to a competing option (5) the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Average Yields	2008	2007

Based on actual earnings	4.5%	4.7%
Based on interest rate credited to participants	3.8%	4.7%
6. Risks and Uncertainties
The Plan’s invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across twenty-three participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the RCS Fund, which invests in a single security. The Plan’s exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each company.
7. Plan Transfers
During 2008, assets of $1,455,577 were transferred into the Plan related to the acquisition of a certain group of employees. There were no transfers into or out of the Plan during 2007.
8. Related Party Transactions
The Plan holds shares of Ryder System, Inc. common stock (1,555,410 and 1,616,197 shares at December 31, 2008 and 2007, respectively) and recorded dividend income, net realized (losses) gains on sale and net unrealized (depreciation) appreciation in value of these securities. Accordingly, these shares qualify as party in interest.
The Plan also holds shares of mutual funds managed by Fidelity Management Company, which is affiliated with the Plan’s current trustee. The Plan has recorded dividend income, net realized (losses) gains on sales and net unrealized (depreciation) appreciation in value of these securities. Accordingly, these transactions qualify as party in interest. Fees incurred by the Plan to Fidelity Management Company for investment management and recordkeeping services amounted to $333,272 and $241,613 for the years ended December 31, 2008 and 2007, respectively.
9. Plan Termination
While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant’s account.
10. Tax Status of the Plan
The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the “Code”) and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter dated June 4, 2002 has been obtained from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.
Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.
11. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007

Net assets available for benefits per the financial statements	$601,593,790	$798,961,622
Amounts allocated to withdrawing participants with balances less than $1,000	—	(59,799)
Adjustment for fair value of fully benefit-responsive investment contracts	(883,496)	1,506,373

Net assets available for benefits per the Form 5500	$600,710,294	$800,408,196

For purposes of the financial statements, the investment in the Ryder System, Inc. Common Stock Fund is presented as a unitized stock fund. The underlying assets are segregated on the Form 5500.
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended
December 31, 2008

Distributions to participants per the financial statements	$75,903,935
Add: Amounts allocated to withdrawing participants with balances less than $1,000 at December 31, 2008	—
Less: Amounts allocated to withdrawing participants with balances less than $1,000 at December 31, 2007	(59,799)

Benefits paid to participants per the Form 5500	$75,844,136

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. Benefits paid to participants per the Form 5500 include total benefit payments, corrective distributions, and certain deemed distributions of participant loans.

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

		(c)
	(b)	Description of Investment Including				(e)
	Identity of Issue, Borrower, Lessor	Maturity Date, Rate of Interest, Par		(d)		Current
(a)	or Similar Party	or Maturity Value		Cost		Value

	SHORT TERM MONEY MARKET INSTRUMENTS:

*	FID INST CASH PORT: MM FUND CLASS I	—	2.014%	*	*	$17,803,660

	INVESTMENT CONTRACTS:
	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:
	ANZ NATL INTL	7/19/2013	6.200%	*	*	194,215
	AT&T WIRELESS	3/1/2011	7.875%	*	*	191,069
	AXA FINL INC	8/1/2010	7.750%	*	*	251,903
	ACE 03-HS1 M1	6/25/2033	1.514%	*	*	459
	ABCMT 07-A2 A2	3/20/2013	5.000%	*	*	601,792
	ABCMT 07-B2 B	6/20/2013	5.500%	*	*	160,538
	AMERICA MOVIL	3/1/2009	4.125%	*	*	305,430
	AMCAR 04-DF A4	7/6/2011	3.430%	*	*	81,829
	AMCAR 05-CF A4	6/6/2012	4.630%	*	*	209,102
	AMCAR 06-1 B	3/6/2011	5.200%	*	*	19,645
	APART 07-1 B	3/8/2011	5.350%	*	*	48,972
	APART 07-1 C	2/28/2014	5.430%	*	*	28,746
	APART 07-2M A3A	4/8/2010	5.220%	*	*	118,370
	AMCAR 06-BG A4	9/6/2013	5.210%	*	*	149,711
	AVON PRODUCTS	3/1/2013	4.800%	*	*	145,593
	BBVA BANC 144A	7/22/2015	5.398%	*	*	185,281
	BHP BILLITON	3/29/2012	5.125%	*	*	319,478
	BP CAP MARKETS	11/7/2013	5.250%	*	*	183,015
	BTM CURACAO 144A	7/21/2015	4.760%	*	*	109,096
	BALTIMORE G&E	7/1/2013	6.125%	*	*	129,159
	BACM 00-2 A2	9/15/2032	7.197%	*	*	98,646
	BACM 04-6 XP	12/10/2042	0.453%	*	*	14,142
	BACM 2003-2 A2	3/11/2041	4.342%	*	*	182,471
	BACM 03-2 XP	3/11/2041	0.313%	*	*	16,509
	BACM 04-2 XP	11/10/2038	0.900%	*	*	11,810
	BACM 05-3 XP	7/10/2043	0.436%	*	*	34,837
	BACM 04-4 A3	7/10/2042	4.128%	*	*	177,243
	BACM 05-4 A1	7/10/2045	4.432%	*	*	70,885
	BACM 04-5 XP	11/10/2041	0.576%	*	*	19,352
	BACM 05-4 XP	7/10/2045	0.170%	*	*	10,773
	BACM 05-5 A1	8/10/2010	4.716%	*	*	159,925
	BACM 05-5 XP	10/10/2045	0.059%	*	*	13,017
	BACM 05-6 A1	9/10/2047	5.001%	*	*	97,036
	BOAMS 04-J 2A1	11/25/2034	4.760%	*	*	64,157
	BOAMS 05-E 2A7	6/25/2035	4.616%	*	*	98,438
	BACM 06-6 XP	10/10/2045	0.432%	*	*	56,957
	BACM 06-5 A1	7/10/2011	5.185%	*	*	66,914
	BACM 2006-5 XP	9/10/2047	0.832%	*	*	49,230
	BANKAMER	2/15/2010	7.800%	*	*	66,402
	BANK AMER	5/1/2013	4.900%	*	*	118,842

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

		(c)
	(b)	Description of Investment Including				(e)
	Indentity of Issue, Borrower, Lessor	Maturity Date, Rate of Interest, Par		(d)		Current
(a)	or Similar Party	or Maturity Value		Cost		Value

	BANK OF NEW YORK	1/14/2011	4.950%	*	*	41,485
	BANK NY MELLO GLB	11/1/2012	4.950%	*	*	204,703
	BANK ONE CORP	8/1/2010	7.875%	*	*	324,289
	BOIT 04-B2 B2	4/15/2012	4.370%	*	*	353,774
	BNK OF TOKYO MIT GL	4/15/2010	8.400%	*	*	474,935
	BAYC 04-1 A	4/25/2034	0.749%	*	*	42,562
	BAYC 04-2 A	8/25/2034	0.819%	*	*	45,544
	BAYC 04-2 M1	8/25/2034	0.969%	*	*	12,491
	BSCMS 04-ESA A3	5/14/2016	4.741%	*	*	385,947
	BSCMS 04-ESA B	5/14/2016	4.888%	*	*	165,506
	BSCMS 04-ESA C	5/14/2016	4.937%	*	*	100,327
	BSCMS 04-ESA D	5/14/2016	4.986%	*	*	40,139
	BSCMS 04-ESA E	5/14/2016	5.064%	*	*	115,436
	BSCMS 04-ESA F	5/14/2016	5.182%	*	*	30,128
	BSCMS 04-PWR5 X2	7/11/2042	0.750%	*	*	20,905
	BSCMS 04-T16 X2	2/13/2046	0.724%	*	*	13,891
	BSCMS 03-PWR2 X2	5/11/2039	0.467%	*	*	22,039
	BSCMS 03-T12 X2	8/13/2039	0.516%	*	*	19,690
	BSCMS 04-PWR6 X2	11/11/2041	0.617%	*	*	13,824
	BSCMS 05-PWR9 A1	9/11/2042	4.498%	*	*	144,725
	BSCMS 05-PWR9 X2	9/11/2042	0.389%	*	*	60,049
	BSCMS 05-T20 A1	10/12/2042	4.940%	*	*	104,390
	BSCMS 2006-T22 A1	4/12/2038	5.415%	*	*	97,220
	BSCMS 06-PW13 X2	9/11/2041	0.430%	*	*	32,733
	BSCMS 2006-T24 X2	10/12/2041	0.425%	*	*	32,455
	BSCMS 07-PW15 A1	2/11/2044	5.016%	*	*	11,334
	BSCMS 2007-PW15 X2	2/11/2044	0.368%	*	*	93,822
	BSCMS 07-T26 X2	1/12/2045	0.129%	*	*	36,856
	BEAR STEARNS CO	1/7/2010	4.245%	*	*	227,736
	BEAR STEARNS	7/19/2010	5.850%	*	*	46,642
	BELLSOUTH GLBL	9/15/2009	4.200%	*	*	228,665
	BRHEA 05-4 A5	12/1/2040	4.910%	*	*	286,950
	BRHEA 06-A A2R	12/1/2041	5.030%	*	*	395,152
	BRITISH G	12/15/2010	8.625%	*	*	459,477
	CNH 05-A A4B	6/15/2012	4.290%	*	*	65,464
	CNH 05-B B	7/16/2012	4.570%	*	*	91,454
	COMM 05-C6 A2	6/10/2044	4.999%	*	*	195,664
	COMM 05-C6 XP	6/10/2044	0.122%	*	*	17,158
	CPS 06-C A3	1/15/2011	5.140%	*	*	40,058
	CPS 07-B A3	11/15/2011	5.470%	*	*	105,460
	CPS 2007-C A3	5/15/2012	5.450%	*	*	88,920
	CWL 04-4 A	8/25/2034	0.759%	*	*	4,340
	CWHL 05-HYB3 2A6B	6/20/2035	4.396%	*	*	40,550
	CARAT 07-1 B	9/17/2012	5.150%	*	*	88,040
	CARAT 07-SN1 B	3/15/2011	5.520%	*	*	39,147
	CARAT 07-SN1 C	3/15/2011	5.730%	*	*	24,589
	CARAT 06-1 B	10/15/2010	5.260%	*	*	57,525

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

		(c)
	(b)	Description of Investment Including				(e)
	Indentity of Issue, Borrower, Lessor	Maturity Date, Rate of Interest, Par		(d)		Current
(a)	or Similar Party	or Maturity Value		Cost		Value

	CARAT 2006-SN1A A4A	3/20/2010	5.320%	*	*	190,650
	CASH	—	—	*	*	100,292
	COAFT 05-C A4A	6/15/2012	4.710%	*	*	108,586
	COMET 04-B6 B6	7/16/2012	4.150%	*	*	269,487
	COMET 2006-A6 A6	2/18/2014	5.300%	*	*	181,004
	COMET 07-B3 B3	3/15/2013	5.050%	*	*	623,826
	COMET 07-B5 B5	5/15/2013	5.400%	*	*	289,566
	COPAR 06-2 A4	7/15/2012	4.940%	*	*	129,362
	COPAR 2007-1 B1	12/15/2013	5.760%	*	*	101,451
	CARGILL INC	6/1/2012	6.375%	*	*	543,348
	CD 06-CD3 XP	10/15/2048	0.423%	*	*	114,314
	CDTIM 05-1A A1	5/20/2017	4.670%	*	*	26,996
	CHASE MANHATTAN	6/15/2010	7.875%	*	*	279,279
	CHASE 07-A2 2A1	7/25/2037	5.180%	*	*	13,474
	CCCIT 06-B2 B2	3/7/2011	5.150%	*	*	346,849
	CCCIT 07-B2 B2	4/2/2012	5.000%	*	*	432,850
	CCCIT 07-A5 A5	6/22/2012	5.500%	*	*	409,224
	CCCIT 07-B6 B6	11/8/2012	5.000%	*	*	288,018
	CGCMT 04-C2 XP	10/15/2041	0.894%	*	*	15,931
	CGCMT 05-EMG A2	9/20/2051	4.221%	*	*	85,881
	CWCI 07-C2 A1	9/15/2011	5.064%	*	*	73,976
	COMM 04-LBN2 X2	3/10/2039	0.852%	*	*	4,554
	COMM 06-C8 A1	12/10/2046	5.110%	*	*	103,913
	COMM 06-C8 XP	12/10/2046	0.495%	*	*	143,783
	COMM 06-CN2A BFX	2/5/2019	5.537%	*	*	43,248
	COMM 06-CN2A CFX	2/5/2019	5.479%	*	*	17,937
	COMM 06-CN2A D	2/5/2019	5.529%	*	*	28,941
	COMM 06-CN2A E	2/5/2019	5.570%	*	*	44,359
	COMM 06-CN2A F	2/5/2019	5.570%	*	*	9,146
	COMM 04-LB4A XP	10/15/2037	0.672%	*	*	34,865
	COMM 05-LP5 XP	5/10/2043	0.352%	*	*	12,895
	GCCFC 07-GG11 XP	12/10/2049	0.480%	*	*	155,955
	CONSTELATION EN	9/1/2009	6.125%	*	*	146,458
	CONTL AIR 991A	2/2/2019	6.545%	*	*	187,941
	COUNTRYWIDE MTN	9/15/2009	4.125%	*	*	7,003
	COVIDIEN INT	10/15/2010	5.150%	*	*	428,419
	COVIDIEN INT GLB	10/15/2012	5.450%	*	*	98,988
	CREDIT SUISSE NY	5/15/2013	5.000%	*	*	551,259
	CSFB 03-C3 ASP	5/15/2038	1.699%	*	*	46,800
	CSFB 03-C5 A3	12/15/2036	4.429%	*	*	155,269
	CSFB 03-C4 A3	8/15/2036	4.700%	*	*	139,242
	CSFB 03-C4 ASP	8/15/2036	0.437%	*	*	12,167
	CSFB 03-C5 ASP	12/15/2036	0.869%	*	*	24,021
	CSFB 04-C1 ASP	1/15/2037	0.927%	*	*	26,026
	CSFB 04-C4 ASP	10/15/2039	1.048%	*	*	18,730
	CSFB 04-C3 ASP	7/15/2036	0.491%	*	*	33,497
	CSFB 05-FIX1 A2	5/25/2035	4.310%	*	*	68,481

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

		(c)
	(b)	Description of Investment Including				(e)
	Indentity of Issue, Borrower, Lessor	Maturity Date, Rate of Interest, Par		(d)		Current
(a)	or Similar Party	or Maturity Value		Cost		Value

	CSMC 07-C3 A1	6/15/2039	5.664%	*	*	56,682
	CSMC 06-C5 ASP	12/15/2039	0.664%	*	*	128,132
	CSMC 06-C4 ASP	9/15/2039	0.574%	*	*	224,752
	CSMC 07-C1 A1	2/15/2040	5.227%	*	*	58,443
	CSMC 07-C1 ASP	2/15/2040	0.422%	*	*	143,455
	CSMC 07-C2 A1	1/15/2049	5.269%	*	*	46,291
	CSFB 05-C1 ASP	2/15/2038	0.342%	*	*	16,496
	CSFB 05-C4 ASP	8/15/2038	0.242%	*	*	44,808
	CSFB 05-C2 ASP	4/15/2037	0.551%	*	*	23,552
	DBS BK LTD 144A	5/16/2017	5.125%	*	*	366,427
	DLJCM 00-CF1 A1B	6/10/2033	7.620%	*	*	216,401
	DAIMLERCHRYSLER	8/10/2009	5.750%	*	*	765,555
	DCAT 2006-C B	4/8/2013	5.110%	*	*	185,675
	JOHN DEERE CAP	3/16/2009	4.875%	*	*	30,524
	DEUTSCHE TEL	3/23/2011	5.375%	*	*	105,404
	DIAGEO CPTL GLB	1/30/2013	5.200%	*	*	170,991
	DRT 00-1A A2	3/8/2010	6.971%	*	*	11,532
	DONNELLEY RR	4/1/2009	3.750%	*	*	703,213
	DRIVE 06-2 A-2	7/15/2011	5.300%	*	*	30,353
	DRVT 2006-A A3	11/15/2011	5.501%	*	*	94,280
	DUPONT	1/15/2013	5.000%	*	*	82,568
	DUPONT EI NEMOUR	7/15/2013	5.000%	*	*	200,317
	EDP FINANCE BV 144A	11/2/2012	5.375%	*	*	287,804
	ERP OPERAT LP	10/1/2012	5.500%	*	*	68,387
	ENCANA CORP	10/15/2013	4.750%	*	*	37,228
	ENCANA CORP	8/15/2009	4.600%	*	*	100,142
	ENEL FIN INTL144A	1/15/2013	5.700%	*	*	378,762
	EXELON GEN GLBL	6/15/2011	6.950%	*	*	316,481
	FHLM ARM #847126	3/1/2033	6.095%	*	*	3,217
	FHLM ARM #1B2428	11/1/2035	4.696%	*	*	183,141
	FHLM ARM #1B2670	12/1/2034	4.315%	*	*	21,436
	FHLM ARM #1B2721	1/1/2035	4.372%	*	*	430,379
	FHLM ARM #1B2747	2/1/2035	4.246%	*	*	125,536
	FHLM ARM #1B2811	3/1/2035	4.633%	*	*	77,923
	FHLM ARM #1B2869	4/1/2035	4.481%	*	*	101,099
	FHLM ARM #1B2907	6/1/2035	4.275%	*	*	36,668
	FHLM ARM #847584	1/1/2036	4.586%	*	*	31,163
	FHLM ARM #1J0005	8/1/2035	5.055%	*	*	28,909
	FHLM ARM #1G0058	1/1/2035	4.592%	*	*	250,507
	FHLM ARM #1G0068	2/1/2035	4.522%	*	*	43,805
	FHLM ARM #1G0103	2/1/2035	4.361%	*	*	62,666
	FHLM ARM #1G0125	3/1/2035	4.327%	*	*	25,879
	FHLM ARM #1G0133	3/1/2035	4.407%	*	*	15,663
	FHLM ARM #1G0145	3/1/2035	4.471%	*	*	22,769
	FHLM ARM #1J1228	11/1/2035	4.840%	*	*	82,632
	FHLM ARM #1J1274	1/1/2036	5.117%	*	*	77,053
	FHLM ARM #1J1279	4/1/2036	5.830%	*	*	142,911

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

		(c)
	(b)	Description of Investment Including				(e)
	Indentity of Issue, Borrower, Lessor	Maturity Date, Rate of Interest, Par		(d)		Current
(a)	or Similar Party	or Maturity Value		Cost		Value

	FHLM ARM #1K1215	9/1/2035	4.921%	*	*	93,042
	FHLM ARM #1N0063	10/1/2035	5.694%	*	*	25,679
	FHLM ARM #1N0117	12/1/2035	4.705%	*	*	111,791
	FHLM ARM #1N1446	1/1/2037	5.761%	*	*	109,251
	FHLM ARM #1H2593	1/1/2036	5.811%	*	*	47,668
	FHLM ARM #1B7241	8/1/2036	5.282%	*	*	56,802
	FHLM ARM #1G1803	1/1/2036	5.845%	*	*	191,833
	FHLM ARM #1L0097	6/1/2035	5.294%	*	*	58,362
	FHR 2313 C	5/15/2031	6.000%	*	*	105,738
	FHLM ARM #781229	2/1/2034	4.374%	*	*	15,076
	FHLM ARM #782877	11/1/2034	4.309%	*	*	68,438
	FHLM ARM #782988	1/1/2035	5.243%	*	*	26,533
	FHLM ARM #783028	2/1/2035	4.620%	*	*	63,981
	FHLM ARM #783032	2/1/2035	5.526%	*	*	24,500
	FHLM ARM #783067	3/1/2035	5.288%	*	*	15,031
	FHLM ARM #783096	4/1/2035	4.422%	*	*	109,645
	FHLM ARM #783104	4/1/2035	4.745%	*	*	130,576
	FNMA DN	3/25/2009	0.000%	*	*	2,599,587
	FNMA DN	9/25/2009	0.000%	*	*	1,792,685
	FNMA	10/15/2011	5.000%	*	*	4,395,274
	FNMA	2/16/2012	5.000%	*	*	781,156
	FNMA 15YR #253633	1/1/2016	6.500%	*	*	37,469
	FNMA 15YR #545725	6/1/2017	7.000%	*	*	65,411
	FNMA 15YR #555532	12/1/2017	7.000%	*	*	99,680
	FNMA ARM #555696	8/1/2033	4.167%	*	*	18,469
	FNMA ARM #555702	7/1/2033	4.380%	*	*	74,800
	FNMA 20YR #555867	11/1/2023	5.500%	*	*	252,996
	FNMA ARM #555923	7/1/2036	4.778%	*	*	46,294
	FNMA 15YR #619196	2/1/2016	7.000%	*	*	11,115
	FNMA 15YR #637071	3/1/2017	6.500%	*	*	97,747
	FNR 01-52 XM	11/25/2010	6.500%	*	*	29,529
	FNR 03-83 TH	11/25/2016	4.500%	*	*	246,315
	FHR 2626 NA	6/15/2023	5.000%	*	*	140,685
	FNMA	8/15/2011	3.625%	*	*	8,970,930
	FNMA ARM #688960	4/1/2033	4.144%	*	*	226,163
	FNMA ARM #694530	3/1/2033	4.303%	*	*	8,225
	FNMA ARM #695019	2/1/2033	4.623%	*	*	7,896
	FNMA ARM #701296	3/1/2033	5.995%	*	*	5,118
	FNMA ARM #703915	5/1/2033	4.291%	*	*	5,418
	FNMA ARM #708221	4/1/2033	4.634%	*	*	1,866
	FNMA ARM #712321	6/1/2033	4.562%	*	*	153,141
	FNMA ARM #725109	1/1/2034	4.437%	*	*	7,635
	FNMA ARM #725855	9/1/2034	4.871%	*	*	14,793
	FNMA ARM#725858	8/1/2034	4.704%	*	*	8,453
	FNMA ARM #725968	10/1/2034	4.423%	*	*	78,413
	FNMA 15YR #734729	9/1/2018	4.000%	*	*	279,606
	FNMA ARM #735030	8/1/2033	4.765%	*	*	14,214

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

		(c)
	(b)	Description of Investment Including				(e)
	Indentity of Issue, Borrower, Lessor	Maturity Date, Rate of Interest, Par		(d)		Current
(a)	or Similar Party	or Maturity Value		Cost		Value

	FNMA ARM #735343	2/1/2035	5.496%	*	*	3,892
	FNMA ARM #735538	5/1/2035	5.141%	*	*	9,260
	FNMA ARM #735942	7/1/2035	4.688%	*	*	66,653
	FNMA ARM #745060	10/1/2035	4.786%	*	*	22,323
	FNMA ARM #745124	11/1/2035	5.012%	*	*	64,603
	FNMA ARM #745676	5/1/2036	5.446%	*	*	85,298
	FNMA ARM #745972	11/1/2036	5.510%	*	*	86,466
	FNMA ARM #746320	10/1/2033	4.548%	*	*	7,828
	FNMA ARM #749296	10/1/2018	5.160%	*	*	6,931
	FNMA ARM #754672	10/1/2033	4.651%	*	*	5,247
	FNMA ARM #755148	10/1/2033	4.600%	*	*	14,890
	FNMA ARM #773246	2/1/2035	4.290%	*	*	87,078
	FNMA ARM #773264	3/1/2035	4.345%	*	*	50,240
	FNMA ARM #773281	3/1/2035	4.432%	*	*	30,674
	FNMA ARM #783580	1/1/2035	4.340%	*	*	14,630
	FNMA ARM #783587	3/1/2035	4.481%	*	*	44,591
	FNMA ARM #785318	7/1/2034	4.935%	*	*	50,651
	FNMA ARM #793420	8/1/2034	4.832%	*	*	63,412
	FNMA ARM #794794	10/1/2034	4.686%	*	*	79,988
	FNMA ARM #796988	8/1/2034	4.948%	*	*	45,765
	FNMA ARM #797418	1/1/2035	4.171%	*	*	24,697
	FNMA ARM #799727	11/1/2034	4.543%	*	*	41,024
	FNMA ARM #799812	11/1/2034	4.806%	*	*	33,720
	FNMA ARM #800297	12/1/2034	4.690%	*	*	27,991
	FNMA ARM #800335	12/1/2034	4.742%	*	*	9,161
	FNMA ARM #801341	9/1/2034	5.003%	*	*	170,282
	FNMA ARM #801635	7/1/2034	4.946%	*	*	5,616
	FNMA ARM #807221	1/1/2035	6.008%	*	*	10,367
	FNMA ARM #809429	2/1/2035	4.470%	*	*	141,392
	FNMA ARM #809593	2/1/2035	4.376%	*	*	107,713
	FNMA ARM #809931	2/1/2035	4.580%	*	*	39,770
	FNMA ARM #811803	2/1/2035	6.192%	*	*	5,851
	FNMA ARM #813844	1/1/2035	4.853%	*	*	93,223
	FNMA ARM #815586	3/1/2035	5.198%	*	*	7,318
	FNMA ARM #815626	5/1/2035	4.744%	*	*	27,604
	FNMA ARM #816322	3/1/2035	5.046%	*	*	2,356
	FNMA ARM #820407	4/1/2035	4.747%	*	*	6,664
	FNMA ARM #822002	7/1/2035	4.263%	*	*	31,131
	FNMA ARM #823810	6/1/2035	5.159%	*	*	29,427
	FNMA ARM #825485	8/1/2035	4.784%	*	*	36,909
	FNMA ARM #826362	7/1/2035	4.576%	*	*	248,340
	FNMA ARM #827592	1/1/2035	4.205%	*	*	18,181
	FNMA ARM #827782	5/1/2035	4.980%	*	*	38,748
	FNMA ARM #829603	8/1/2035	4.405%	*	*	19,043
	FNMA ARM #830605	6/1/2035	5.193%	*	*	54,840
	FNMA ARM #832099	7/1/2035	4.318%	*	*	45,118
	FNMA ARM #834917	7/1/2035	4.603%	*	*	6,004

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

		(c)
	(b)	Description of Investment Including				(e)
	Indentity of Issue, Borrower, Lessor	Maturity Date, Rate of Interest, Par		(d)		Current
(a)	or Similar Party	or Maturity Value		Cost		Value

	FNMA ARM #834931	7/1/2035	5.053%	*	*	181,294
	FNMA ARM #841837	7/1/2035	4.973%	*	*	56,693
	FNMA ARM #843013	12/1/2034	5.310%	*	*	15,336
	FNMA ARM #843021	9/1/2035	5.157%	*	*	267,673
	FNMA ARM #844061	11/1/2035	4.701%	*	*	96,068
	FNMA ARM #847787	10/1/2035	4.649%	*	*	28,979
	FNMA ARM #850852	1/1/2036	5.296%	*	*	119,054
	FNMA ARM #865319	2/1/2036	5.381%	*	*	11,820
	FNMA ARM #879146	1/1/2036	5.759%	*	*	98,921
	FNMA ARM #879153	11/1/2035	5.379%	*	*	72,906
	FNMA ARM #881670	3/1/2036	5.795%	*	*	44,238
	FNMA ARM #886983	6/1/2036	6.243%	*	*	14,584
	FNMA ARM #888115	5/1/2035	4.552%	*	*	224,263
	FNMA ARM #888382	7/1/2035	4.919%	*	*	154,523
	FNMA ARM #888398	9/1/2036	5.142%	*	*	325,776
	FNMA 15YR #888889	12/1/2018	4.500%	*	*	565,960
	FNMA ARM #889704	10/1/2037	4.361%	*	*	100,356
	FNMA ARM #889945	3/1/2037	5.161%	*	*	16,604
	FNMA ARM #889946	5/1/2035	4.175%	*	*	139,261
	FNMA ARM #891228	5/1/2036	5.557%	*	*	190,816
	FNMA ARM #896475	5/1/2036	5.125%	*	*	80,730
	FNMA ARM #995015	2/1/2036	4.893%	*	*	1,317,503
	FNMA ARM #995016	7/1/2035	4.594%	*	*	310,328
	FNMA ARM #995017	2/1/2035	4.455%	*	*	1,242,901
	FNMA ARM #995269	7/1/2035	4.987%	*	*	895,606
	FNMA ARM #995271	2/1/2036	4.785%	*	*	230,104
	FNMA ARM #995272	5/1/2035	4.898%	*	*	12,514
	FNMA ARM #995273	7/1/2035	4.580%	*	*	51,156
	FNMA ARM #995274	2/1/2034	4.765%	*	*	3,091
	FIAOT 06A A3	2/15/2011	4.930%	*	*	25,318
	FLEETBOSTON FIN	12/1/2009	7.375%	*	*	241,023
	FORDO 2006-B B	2/15/2012	5.430%	*	*	147,507
	FORDO 2006-C B	6/15/2012	5.300%	*	*	67,303
	FORDO 07-A B	10/15/2012	5.600%	*	*	38,637
	FRNK 06-1 A4	7/21/2014	5.030%	*	*	527,446
	FRNK 06-1 B1	7/21/2014	5.140%	*	*	28,633
	FRNK 07-1 B	2/16/2015	5.130%	*	*	97,861
	FUJI FIN 144A	4/15/2010	8.625%	*	*	331,088
	GECMC 02-3A X2	12/10/2037	1.311%	*	*	13,330
	GEBL 03-1 A	4/15/2031	0.763%	*	*	50,670
	GEMNT 07-1 B	3/15/2013	4.950%	*	*	252,792
	GEMNT 2007-3 B	6/15/2013	5.490%	*	*	263,415
	GECMC 07-C1 XP	12/10/2049	0.204%	*	*	47,045
	GMACC 03-C3 X2	12/10/2038	0.687%	*	*	20,734
	GMACC 04-C2 A2	8/10/2038	4.760%	*	*	115,369
	GMACC 04-C3 X2	12/10/2041	0.660%	*	*	15,099
	GMACC 05-C1 X2	5/10/2043	0.731%	*	*	21,639

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

		(c)
	(b)	Description of Investment Including				(e)
	Indentity of Issue, Borrower, Lessor	Maturity Date, Rate of Interest, Par		(d)		Current
(a)	or Similar Party	or Maturity Value		Cost		Value

	GMACC 06-C1 XP	11/10/2045	0.138%	*	*	13,508
	GSMS 01-LIBA C	2/14/2016	6.733%	*	*	98,741
	GSMS 05-GG4 XP	7/10/2039	0.698%	*	*	79,038
	GSR 05-AR2 2A1	4/25/2035	4.832%	*	*	66,398
	GSALT 05-1 B	11/15/2013	4.620%	*	*	4,972
	GECMC 04-C1 X2	11/10/2038	1.091%	*	*	20,588
	GCOSL 06-1A NOTE	3/1/2022	5.720%	*	*	123,919
	GE CAP CP MTN	6/15/2009	7.500%	*	*	305,760
	GEN ELEC CAP GLB	9/13/2010	4.250%	*	*	111,791
	GE CAP	2/1/2011	5.200%	*	*	641,374
	GLAXOSMTH KLINE	5/15/2013	4.850%	*	*	236,165
	TOWER 06-1 B	2/15/2036	5.588%	*	*	73,623
	TOWER 06-1 C	2/15/2036	5.707%	*	*	85,225
	GNR 02-35 C	10/16/2023	5.872%	*	*	4,948
	GPMH 01-1 IA	4/20/2032	0.699%	*	*	28,050
	GCCFC 03-C1 A2	7/5/2035	3.285%	*	*	129,615
	GCCFC 03-C1 XP	7/5/2035	2.072%	*	*	27,343
	GCCFC 03-C2 XP	1/5/2036	0.976%	*	*	31,482
	GCCFC 04-GG1A4	6/10/2036	4.755%	*	*	243,654
	GCCFC 05-GG3 XP	8/10/2042	0.765%	*	*	85,081
	GCCFC 05-GG5	4/10/2037	0.107%	*	*	72,811
	GSALT 07-1 A3	12/15/2011	5.390%	*	*	317,670
	GSALT 07-1 B	12/15/2014	5.530%	*	*	59,193
	HAT 2006-3 A3	9/19/2011	5.280%	*	*	646,953
	HMPT 99-HMTA B	8/3/2015	7.300%	*	*	66,382
	HMPT 99-HMTA D	8/3/2015	7.970%	*	*	51,429
	HOUSEHOLD GBL	2/1/2009	5.875%	*	*	128,033
	HOUSEHOLD FIN CO	5/15/2009	4.750%	*	*	245,390
	HAT 07-1 A3	11/17/2011	5.300%	*	*	150,577
	HAT 07-1 A4	11/17/2013	5.330%	*	*	219,401
	HUTCHISON WH	11/24/2010	5.450%	*	*	151,992
	HART 05-A B	2/15/2012	4.200%	*	*	57,226
	HART 05-A C	2/15/2012	4.220%	*	*	4,690
	HART 06-1 B	11/15/2012	5.290%	*	*	11,053
	HART 06-1 C	11/15/2012	5.340%	*	*	13,855
	HART 2007-A A3A	1/17/2012	5.040%	*	*	231,453
	IL ST MBIA	8/1/2012	5.250%	*	*	912,107
	IMM 04-9 M2	1/25/2035	1.364%	*	*	7,734
	IMM 04-9 M3	1/25/2035	1.439%	*	*	5,444
	IMM 04-9 M4	1/25/2035	1.964%	*	*	2,376
	JP MORGAN CS GLB	2/1/2011	6.750%	*	*	68,464
	JPMORGAN CHASE	9/1/2015	4.891%	*	*	137,848
	JPMORGAN CHASE	5/1/2013	4.750%	*	*	379,970
	JPMCC 03-LN1 X2	10/15/2037	0.634%	*	*	26,812
	JPMCC 2001-C1 A2	10/12/2035	5.464%	*	*	70,652
	JPMCC 03-CB7 X2	1/12/2038	0.768%	*	*	27,365
	JPMCC 02-C3 X2	7/12/2035	1.134%	*	*	7,960

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

		(c)
	(b)	Description of Investment Including				(e)
	Indentity of Issue, Borrower, Lessor	Maturity Date, Rate of Interest, Par		(d)		Current
(a)	or Similar Party	or Maturity Value		Cost		Value

	JPMCC 04-C1 X2	1/15/2038	0.966%	*	*	6,653
	JPMCC 04-CB8 X2	1/12/2039	1.108%	*	*	9,253
	JPMCC 04-CB9 A2	6/12/2041	5.108%	*	*	217,224
	JPMCC 04-CBX X2	1/12/2037	0.695%	*	*	44,680
	JPMCC 05-LDP4 X2	10/15/2042	0.169%	*	*	60,250
	JPMCC 2006-LDP9 A1	5/15/2047	5.170%	*	*	118,281
	JPMMT 07-A1 1A1	7/25/2035	4.197%	*	*	24,699
	JPMCC 07-LDP10 A-1	1/15/2049	5.122%	*	*	54,655
	JACKSON NATL	5/8/2013	5.375%	*	*	118,512
	JPMRT 2006-A A4	12/15/2014	5.140%	*	*	215,169
	JPMART 2006-A B	12/15/2014	5.360%	*	*	27,862
	KEYSPAN CORP	11/15/2010	7.625%	*	*	94,583
	KOREA DEV BANK	3/2/2009	3.875%	*	*	106,046
	KRAFT FOODS INC	11/12/2009	4.125%	*	*	30,214
	KRAFT FOODS INC	8/11/2010	5.625%	*	*	323,297
	LBUBS 07-C1 A1	2/15/2040	5.391%	*	*	50,634
	LBUBS 07-C1 XCP	2/15/2040	0.458%	*	*	22,400
	LBUBS 01-WM X	7/14/2016	0.541%	*	*	15,540
	LBUBS 07-C2 A1	2/15/2040	5.226%	*	*	42,767
	LBUBS 07-C2 XCP	2/15/2040	0.508%	*	*	97,111
	LBUBS 00-C3 A2	1/15/2010	7.950%	*	*	236,613
	LBUBS 00-C5 A2	12/15/2026	6.510%	*	*	114,579
	LBUBS 04-C2 XCP	3/15/2036	0.838%	*	*	16,235
	LBUBS 04-C6 A2	8/15/2029	4.187%	*	*	176,996
	LBUBS 02-C7 XCP	1/15/2036	0.971%	*	*	11,085
	LBUBS 04-C6 XCP	8/15/2036	0.649%	*	*	14,898
	LBUBS 03-C1 XCP	12/15/2036	1.294%	*	*	7,991
	LBUBS 03-C3 XCP	3/11/2037	1.032%	*	*	6,854
	LBUBS 04-C8 XCP	12/15/2039	0.772%	*	*	9,945
	LBUBS 04-C1 XCP	1/15/2036	0.998%	*	*	32,530
	LBUBS 05-C5 XCP	9/15/2040	0.360%	*	*	105,099
	LBUBS 05-C7 XCP	11/15/2040	0.168%	*	*	47,123
	LBUBS 206-C1A XCP	2/15/2041	0.345%	*	*	72,987
	LBUBS 2006-C3 A1	3/15/2039	5.478%	*	*	64,227
	LBART 2006-B A4	9/15/2013	5.180%	*	*	95,173
	MILT 05-1 B	7/20/2012	5.020%	*	*	241,367
	MBNA CAPITAL	12/1/2026	8.278%	*	*	125,524
	MLCFC 07-6 A1	3/12/2051	5.175%	*	*	47,973
	MLCFC 2006-4 XP	12/12/2049	0.622%	*	*	254,197
	MANUFTRS & TRD	4/1/2013	2.935%	*	*	320,583
	AMERITECH CAP	5/18/2009	6.250%	*	*	10,503
	MVCOT 05-2 A	10/20/2027	5.250%	*	*	60,972
	MVCOT 06-2A A	10/20/2028	5.362%	*	*	49,609
	MVCOT 06-2A B	10/20/2028	5.442%	*	*	8,643
	MVCOT 06-2A C	10/20/2028	5.691%	*	*	3,166
	MARM 04-11	11/25/2034	3.749%	*	*	2,745
	MERRILL LYN CO	2/5/2013	5.450%	*	*	42,284

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

		(c)
	(b)	Description of Investment Including				(e)
	Indentity of Issue, Borrower, Lessor	Maturity Date, Rate of Interest, Par		(d)		Current
(a)	or Similar Party	or Maturity Value		Cost		Value

	MERRILL LYN CO	4/25/2013	6.150%	*	*	106,229
	MLMT 02-MW1 XP	7/12/2034	1.545%	*	*	4,790
	MLMT 04-MKB1 A2	2/12/2042	4.353%	*	*	496,001
	MLMT 04-BPC1 XP	9/12/2041	0.822%	*	*	53,459
	MLMT 05-MKB2 XP	9/12/2042	0.254%	*	*	4,895
	MLMT 05-MCP1 XP	6/12/2043	0.556%	*	*	26,865
	MIDAMERICAN ENRG	7/15/2012	5.650%	*	*	292,897
	MLCFC 06-3 XP	7/12/2046	0.654%	*	*	83,583
	MLCFC 07-8 A1	8/12/2049	4.622%	*	*	75,973
	MONUMENTAL GLBL	4/22/2013	5.500%	*	*	57,237
	MSTDW GLBL	4/15/2011	6.750%	*	*	99,818
	MSC 03-IQ5 X2	4/15/2038	0.905%	*	*	14,654
	MSC 03-IQ6 X2	12/15/2041	0.580%	*	*	22,618
	MSC 04-HQ4 X2	4/14/2040	0.413%	*	*	14,050
	MSC 04-TOP13 X2	9/13/2045	0.888%	*	*	16,374
	MSC 04-HQ3 A2	1/13/2041	4.050%	*	*	82,007
	MSC 05-TOP17 X2	12/13/2041	0.586%	*	*	19,442
	MSC 05-IQ9 X2	7/15/2056	1.044%	*	*	38,600
	MSC 05-HQ5 X2	1/14/2042	0.237%	*	*	10,688
	MSC 06-T21 A1	10/12/2052	4.925%	*	*	139,419
	MSC 2006-HQ10 X2	11/1/2041	0.496%	*	*	74,533
	MSC 2007-HQ11 A1	2/20/2044	5.246%	*	*	85,263
	MSC 07-IQ13 A1	3/15/2044	5.050%	*	*	83,875
	NATL AUST BK 144	6/12/2013	5.350%	*	*	241,658
	NCSLT 2007-2 AIO	7/25/2012	6.700%	*	*	86,243
	NCSLT 2006-2 AIO	8/25/2011	6.000%	*	*	8,080
	NCSLT 04-2 AIO	10/25/2014	9.750%	*	*	53,481
	NCSLT 05-1 AIO	12/25/2009	6.750%	*	*	6,425
	NCSLT 05-2 AIO	3/25/2012	7.730%	*	*	14,417
	NCSLT 06-1 A-IO	4/25/2011	5.500%	*	*	35,321
	NCSLT 04-GT1 IO1	6/25/2010	7.870%	*	*	21,577
	NCSLT 2006-3 AIO	1/25/2012	7.100%	*	*	116,578
	NCSLT 06-4 AIO	2/27/2012	6.350%	*	*	84,815
	NCSLT 2007-1 AIO	4/25/2012	7.270%	*	*	113,752
	NAVOT 05-A A4	1/15/2014	4.430%	*	*	135,200
	NY LIFE GLBL MTN	1/15/2009	3.875%	*	*	91,630
	NYLIFE GLB	5/9/2013	4.650%	*	*	272,447
	NAROT 05-A A4	7/15/2010	3.820%	*	*	39,084
	NORD 07-1A A	5/15/2013	4.920%	*	*	490,007
	NORTHERN TRUST CO	8/15/2013	5.500%	*	*	52,393
	NEF 05-1 A5	10/30/2045	4.740%	*	*	147,782
	NSTAR	2/15/2010	8.000%	*	*	84,607
	ONYX 05-B A4	5/15/2012	4.340%	*	*	94,415
	ORACLE CORP	1/15/2011	5.000%	*	*	115,504
	ORIX CORP	11/22/2011	5.480%	*	*	26,502
	PECO ENERGY MTN	10/15/2013	5.600%	*	*	182,125
	PACIFIC GAS & ELEC	12/1/2013	6.250%	*	*	166,647

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

		(c)
	(b)	Description of Investment Including				(e)
	Indentity of Issue, Borrower, Lessor	Maturity Date, Rate of Interest, Par		(d)		Current
(a)	or Similar Party	or Maturity Value		Cost		Value

	PA GO	1/15/2015	5.125%	*	*	993,134
	PETRO EXP144A	6/15/2010	4.623%	*	*	62,460
	PETRO EXP144A	6/15/2010	4.633%	*	*	37,808
	PHILIP MOR	5/16/2013	4.875%	*	*	93,833
	PCAT 2006-A C	5/25/2010	5.770%	*	*	1,634
	PRIME PROP FNDG	6/15/2011	5.600%	*	*	95,548
	PMNT 06-B1A B1	3/15/2013	5.350%	*	*	276,498
	RAS LAF YANK	3/15/2014	8.294%	*	*	139,841
	RAMP04-SL2 A1I	10/25/2016	6.500%	*	*	7,514
	GMACM 05-AR5 1A1	9/19/2035	5.377%	*	*	36,640
	RIO TINTO FIN	7/15/2013	5.875%	*	*	328,137
	SBC COMM GLBL	3/15/2011	6.250%	*	*	140,521
	SBC COMM GLBL	9/15/2009	4.125%	*	*	238,817
	SVOVM 05-A A	2/20/2021	5.250%	*	*	65,323
	SBM7 00-C3 A2	12/18/2033	6.592%	*	*	245,330
	SBM7 00-C1 A2	12/18/2009	7.520%	*	*	249,310
	SANTANDER	6/20/2016	5.805%	*	*	148,546
	SCOTLAND INTL 144A	8/15/2010	7.700%	*	*	257,599
	SEMPRA ENERGY	3/1/2010	7.950%	*	*	191,863
	SEMPRA ENERGY	5/15/2009	4.750%	*	*	64,587
	SIMON PROPERTY	5/30/2013	5.300%	*	*	105,302
	STARW 99-C1A B	2/3/2014	6.920%	*	*	50,366
	STRIP04-1A A	3/24/2018	0.869%	*	*	31,677
	LLL 1997-LLI D	10/12/2034	7.150%	*	*	103,854
	SASC 04-GEL1 A	2/25/2034	0.749%	*	*	3,173
	SASC 04-NP1 A	9/25/2033	0.789%	*	*	14,694
	TELECOM ITALIA	1/15/2010	4.000%	*	*	234,611
	TELEFONOS MEXICO	1/27/2010	4.750%	*	*	576,306
	TRANSCAPIT 144A	3/5/2014	5.670%	*	*	216,421
	TAROT 2006-C A4	5/13/2013	5.310%	*	*	101,705
	TAROT 06-A A3	1/12/2011	4.770%	*	*	24,459
	HCARD 07-1 B	6/15/2012	5.530%	*	*	211,137
	UNCREDIT LUX	1/13/2017	5.584%	*	*	172,818
	US BANCORP	7/29/2010	4.500%	*	*	157,427
	US BANCORP MTN	4/28/2009	5.300%	*	*	177,168
	USTN	4/30/2011	4.875%	*	*	2,286,682
	USTN	5/31/2011	4.875%	*	*	2,709,354
	USTN	6/30/2011	5.125%	*	*	6,309,550
	USTN	7/31/2011	4.875%	*	*	5,987,936
	USTN	8/31/2011	4.625%	*	*	233,030
	USTN	11/30/2011	4.500%	*	*	4,119,975
	USTN	5/31/2012	4.750%	*	*	10,897,910
	USTN	7/31/2012	4.625%	*	*	16,559,322
	USTN	2/28/2013	2.750%	*	*	1,608,051
	USTN	4/15/2013	0.625%	*	*	802,191
	USTN	5/31/2013	3.500%	*	*	4,316,735
	USTN	9/30/2013	3.125%	*	*	1,907,629

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

		(c)
	(b)	Description of Investment Including				(e)
	Indentity of Issue, Borrower, Lessor	Maturity Date, Rate of Interest, Par		(d)		Current
(a)	or Similar Party	or Maturity Value		Cost		Value

	USTN	10/31/2013	2.750%	*	*	1,350,778
	USTN	11/30/2013	2.000%	*	*	16,948,766
	USTN	11/15/2011	1.750%	*	*	1,195,246
	USTN	12/31/2013	1.500%	*	*	2,942,439
	USTN	12/15/2011	1.125%	*	*	6,769,535
	UNITED HLTH	11/15/2010	5.125%	*	*	452,040
	VERIZON COM INC	4/15/2013	5.250%	*	*	208,056
	VERIZON NEW YORK	4/1/2012	6.875%	*	*	435,220
	VODAFONE GRP	2/15/2010	7.750%	*	*	714,879
	VODAFONE GRP PLC	6/15/2011	5.500%	*	*	89,919
	WAMU 05-AR16 1A3	12/25/2035	5.102%	*	*	105,618
	WBCMT 05-C22 A1	12/15/2044	4.980%	*	*	95,559
	WBCMT 06-C24 XP	3/15/2045	0.077%	*	*	22,393
	WBCMT 03-C6 A2	8/15/2035	4.498%	*	*	98,424
	WBCMT 03-C7 A1	10/15/2035	4.241%	*	*	311,895
	WBCMT 03-C8 XP	11/15/2035	0.397%	*	*	6,442
	WBCMT 03-C9 XP	12/15/2035	0.500%	*	*	8,616
	WBCMT 04-C10 XP	2/15/2041	0.852%	*	*	9,455
	WBCMT 04-C14 A2	8/15/2041	4.368%	*	*	350,794
	WBCMT 05-C18 XP	4/15/2042	0.325%	*	*	21,990
	WBCMT 2004-C15 A2	10/15/2041	4.039%	*	*	344,852
	WBCMT 04-C15 XP	10/15/2041	0.904%	*	*	76,404
	WALOT 06-1 A	7/20/2011	5.100%	*	*	79,299
	WALOT 06-1B	7/20/2012	5.150%	*	*	111,586
	WALOT 06-1 C	11/20/2012	5.220%	*	*	243,431
	WACHOVIA CAP144A	6/1/2027	7.965%	*	*	83,410
	WALOT 06-2 B	6/20/2012	5.290%	*	*	197,146
	WALOT 06-2 C	10/22/2012	5.340%	*	*	62,163
	WACHOVIA CORP	3/15/2009	6.150%	*	*	452,383
	WALOT 07-1 B	7/20/2012	5.380%	*	*	238,235
	WALOT 07-1 C	10/22/2012	5.450%	*	*	113,435
	WBCMT 07-C30 A1	12/15/2043	5.031%	*	*	77,193
	WBCMT 2007-C30 XP	12/15/2043	0.434%	*	*	95,523
	WMMNT 2007-B1	3/17/2014	4.950%	*	*	417,471
	WAMMS 04-RA2 2A	7/25/2033	7.000%	*	*	17,838
	WELLS FARGO	10/29/2010	3.980%	*	*	149,833
	WELLS FARGO	1/15/2010	4.200%	*	*	189,157
	WFMBS 05-AR4 2A	4/25/2035	4.538%	*	*	270,505
	WFMBS 05-AR12 2A6	7/25/2035	4.344%	*	*	140,258
	WESTO 05-3 A4	5/17/2013	4.390%	*	*	140,065
	WESTO 05-3 B	5/17/2013	4.500%	*	*	81,634
	WESTO 05-3 C	5/17/2013	4.540%	*	*	100,148

						171,597,605

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

		(c)
	(b)	Description of Investment Including					(e)
	Identity of Issue, Borrower, Lessor	Maturity Date, Rate of Interest, Par			(d)		Current
(a)	or Similar Party	or Maturity Value			Cost		Value

	WRAPPER CONTRACTS:
	AIG Financial Products Corp, ACT/944674	evergreen		4.768% contract	*	*	35,173
	AEGON USA Inc., ACT/MDA00794TR	evergreen		4.768% contract	*	*	—
	JP Morgan Chase Bank, ACT/ARYDER-2-07	evergreen		4.768% contract	*	*	42,986
	Rabbobank Nederland, ACT/RYD040701	evergreen		4.768% contract	*	*	66,367
	State Street Bank and Trust Company, ACT/107035	evergreen		4.768% contract	*	*	46,897

	Total Investment and Wrapper Contracts						171,789,028

	MUTUAL FUNDS:
*	Fidelity Equity-Income Fund			1,178,400 shares	*	*	36,377,199
*	Fidelity Contrafund			1,279,181 shares	*	*	57,895,735
*	Fidelity Diversified International Fund			1,873,977 shares	*	*	40,309,250
*	Fidelity U.S. Bond Index Fund			2,496,071 shares	*	*	26,932,606
	Spartan U.S. Equity Index Fund			427,433 shares	*	*	13,635,126
*	Fidelity Growth Company Fund			1,379,929 shares	*	*	67,561,336
	UAM: Rice, Hall, James Small Cap Portfolio			746,387 shares	*	*	7,755,178
	Spartan Extended Market Index			130,118 shares	*	*	2,934,166
	OSIC LAU/R Discovery Institution			260,472 shares	*	*	2,693,281
	Spartan International Index			2,457 shares	*	*	65,712

							256,159,589

	COMMON COLLECTIVE TRUSTS:
*	Pyramis Index Lifecycle 2000 Commingled Pool			91,587 units	*	*	818,789
*	Pyramis Index Lifecycle 2005 Commingled Pool			115,429 units	*	*	956,903
*	Pyramis Index Lifecycle 2010 Commingled Pool			732,626 units	*	*	5,985,557
*	Pyramis Index Lifecycle 2015 Commingled Pool			1,310,229 units	*	*	10,455,631
*	Pyramis Index Lifecycle 2020 Commingled Pool			1,434,628 units	*	*	10,644,939
*	Pyramis Index Lifecycle 2025 Commingled Pool			1,433,970 units	*	*	10,439,303
*	Pyramis Index Lifecycle 2030 Commingled Pool			1,360,165 units	*	*	9,276,328
*	Pyramis Index Lifecycle 2035 Commingled Pool			874,131 units	*	*	5,891,642
*	Pyramis Index Lifecycle 2040 Commingled Pool			569,379 units	*	*	3,774,984
*	Pyramis Index Lifecycle 2045 Commingled Pool			371,791 units	*	*	2,464,972
*	Pyramis Index Lifecycle 2050 Commingled Pool			108,504 units	*	*	706,359

							61,415,407

*	Ryder System, Inc. Common Stock Fund		431,337 cash	1,555,410 shares	*	*	60,750,136

*	Participant Loans	maturing thru 2023		4% - 9.5%	*	*	28,908,056

	Investments at Fair Value						$596,825,876

*	Represents a Party-In-Interest

**	Indicates a participant directed investment; the cost disclosure is not required.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
Date: May 26, 2009	By:	/s/ Charles R. Patton
Charles R. Patton
Vice President Compensation and Benefits, Plan Administrator

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

23.1	Consent of Independent Registered Certified Public Accounting Firm — PricewaterhouseCoopers LLP